www.richmont-mines.com

RICHMONT

# RICHMONT MINES INC.

## REPORT TO SHAREHOLDERS

2

Second Quarter
ended June 30, 2007

**For information**

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec
Canada H3B 2C6

Tel.: (514) 397-1410
Fax: (514) 397-8620

info@richmont-mines.com

Listings: Toronto, AMEX

Ticker symbol: RIC

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in Canadian dollars, unless otherwise stated)

GENERAL

In this report, the management of Richmont Mines Inc. (“Richmont Mines” or “the Company”) wishes to present the Company’s highlights from the three-month period ended June 30, 2007. The financial information presented herein is established in accordance with Canadian generally accepted accounting principles (GAAP) which are the same as those used in the presentation of the financial statements for the period ended December 31, 2006. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006, the non-audited quarterly financial statements for the period ended June 30, 2007, and the notes to those statements. The data on production is given in metric units, the most widely used method in Canada. More information on Richmont Mines can be obtained from SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com). The following text contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 14.

Richmont Mines is principally involved in activities related to the exploration, development and operation of gold mining properties. It is a gold producer in northeastern Canada whose strength lies in its ability to develop advanced exploration projects and operate narrow-vein underground gold mines. In Québec, the Company is currently conducting mining and exploration activities at the Beaufor Mine. Mining operations at the East Amphi Mine were brought to a close at the end of June 2007, as planned, following the depletion of the mine’s mineral reserves, and the Company concluded the sale of the property as of June 29, 2007. The Island Gold project, located in Ontario, is currently in the pre-production phase and is expected go into commercial production during the third quarter of 2007. Over the last quarter, calculation of reserves for the Island Gold project was completed, and the Company received approval of its closure plan from the Ontario Ministry of Northern Development and Mines.

The Company is currently conducting several exploration programs on its properties and focusing its efforts on the advancement of the Island Gold project towards commercial production. These exploration programs include, among others, 20,000 metres of drilling at the Beaufor Mine and $1,000,000 of exploration work at the Valentine Lake property, located in Newfoundland and Labrador. Richmont Mines is evaluating potential purchases and partnerships to increase the value of its portfolio of mining properties in order to increase its reserves and raise the rate of production. The Company also continues to appraise and manage its non-strategic assets effectively in order to maximize their future value.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2007

  Net earnings were $8,811,511, or $0.36 per share.

  Sold 16,640 ounces of gold at an average price of US$647 per ounce.

  Sold the East Amphi property for the amount of $8,536,000, representing a gain $7,488,877 before taxes from disposal of assets.

  Proven and probable reserves of 1,013,854 tonnes of ore at a grade of 8.55 g/t, for 278,711 ounces of gold at the Island Gold project.

  77% grade improvement at the Beaufor Mine compared with the average grade for the year 2006 while cash cost declined to US$363 per ounce.

02
AUGUST 2, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

SALE OF THE EAST AMPHI PROPERTY

On June 29, 2007, the Company concluded the sale of its East Amphi property in Québec (including some service buildings) in exchange for a cash payment of $2,450,000 and 1,109,000 common shares of Osisko Exploration Ltd. During the month of July, the Company sold 909,000 common shares of Osisko Exploration for cash proceeds of $5,000,000. The Company will receive a net smelter return royalty of 2%, on a specified portion of the East Amphi property and a similar royalty on future production, up to a total of 300,000 ounces of gold, extracted from another part of the property. An amount of $2,000,000 in cash has been placed in escrow until the Company completes the definitive closure of the East Amphi Mine, which is planned for the beginning of August 2007. Under this agreement, the Company has agreed to pay any amount in excess of $300,000 that Osisko incurs for rehabilitation work of the mine for a period of six months starting from the date of the mine’s definitive closure, planned for August 2007.

KEY FINANCIAL DATA1

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

PER OUNCE OF GOLD
Average market price (US$)	667	628	658	590
Average selling price (US$)	647	613	662	592
Exchange rate (US$/CAN$)	1.1300	1.1341	1.1300	1.1341
Ounces of gold sold	16,640	13,003	29,043	25,111
Average cash cost (US$ /ounce)[2]	380	527	435	549

IN THOUSANDS OF CAN$
Revenues	20,117	9,505	30,448	17,590
Net earnings	8,812	474	9,138	1,154
Net earnings per share (CAN$)	0.36	0.02	0.38	0.05
Cash flow from operations	4,780	934	8,783	1,884
Investment (disposal) of property, plant and equipment	(1,173)	7,184	266	11,937

Weighted average number of shares outstanding (thousands)	24,219	22,109	24,231	21,555

			June 30, 2007	December 31, 2006

Cash, cash equivalents and short-term investments			30,667	16,882
Total assets			88,138	78,498
Shareholders’ equity			63,932	54,690
Number of stock options outstanding (thousands)			2,048	2,118

KEY PER-SHARE DATA
Stock price at June 30 (at closing)
US$ (AMEX)			2.75	3.60
CAN$ (TSX)			2.98	4.05

1 Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

2 The cash cost includes operating costs and royalties.

03
AUGUST 2, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

CONSOLIDATED EARNINGS

Three-month period ended June 30, 2007

Net earnings were $8,811,511 for the three-month period ended June 30, 2007 compared with net earnings of $473,951 for the same period in 2006. The sale of the East Amphi property yielded a gain from disposal of assets of $7,488,877 before taxes. Net earnings from mining operations before depreciation, depletion and taxes were $5,027,818 during the second quarter of 2007 compared with $1,246,240 during the same period in 2006, as a result of a 6% increase in the price of gold and a 28% drop in the average cash cost per ounce relative to 2006. This significant improvement in earnings was partially offset by higher charges of $1,513,983 for depreciation and depletion at the Beaufor and East Amphi mines as a result of the decline in the two properties’ mineral reserves, which were determined at the end of 2006. In addition, $183,592 in mining and income taxes was recovered and recorded for the second quarter of 2007, while a net amount of $514,166 was recovered in the second quarter of 2006. The tax recovery in the second quarter of 2007 primarily from a reduction of $2,636,068 in unrecorded future tax assets and by the use of available exploration tax credits of $1,004,385 from previous years. During the second quarter of 2006, the tax recovered consisted of a federal tax refund of $260,994 and a reduction of $273,338 in future tax liabilities related to mining rights.

Total revenues were $20,116,939 for the three-month period ended June 30, 2007, increasing $10,611,625 compared with the same period in 2006, due to the sale of the East Amphi property, an increase in gold sales at a higher average price per ounce and a rise in interest income.

Total expenses rose to $11,239,386 for the three-month period ended June 30, 2007 compared with $9,669,375 for the same period in 2006 as a result of higher depreciation and depletion expenses of $1,513,983 ,reflecting a higher rate of depreciation and depletion per ounce, and a 28% increase in ounces of gold sold.

Increased administrative expenses for the second quarter of 2007 compared with the same period the prior year were directly related to higher stock-based compensation of $251,397. 100,000 stock options were granted during the second quarter of 2007 representing renewals of the directors’ options. The weighted-average fair value calculated according to the Black–Scholes model of evaluation at the date on which each option was granted was $1.08.

04
AUGUST 2, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

Six-month period ended June 30, 2007

Net earnings were $9,137,514 for the six-month period ended June 30, 2007 compared with net earnings of $1,154,398 for the same period in 2006. The East Amphi property sale at the end of the second quarter of 2007 contributed to the increase in net earnings.  Net earnings from mining operations before depreciation, depletion and taxes were $7,436,783 during the first six months of 2007 compared with $1,193,046 during the same period in 2006, as a result of higher gold sales, a 12% increase in the average selling price per ounce and a 21% drop in the average cash cost per ounce relative to 2006. Higher earnings were partially offset by the impact of a higher charge of $2,466,638 for depreciation and depletion at the Beaufor and East Amphi mines as a result of the decline in the two properties’ mineral reserves, which were determined at the end of 2006. In addition, $307,402 in mining and income taxes was recovered and recorded for the first two quarters of 2007 compared with $2,882,149 in the first two quarters of 2006. The tax recovered during the first half of 2007 is primarily from a reduction of $2,648,601 in unrecorded future tax assets and the use of available exploration tax credits of $1,314,132 from previous years. During the first half of 2006, the tax recovered consisted of a federal tax refund of $260,994, a reduction of $309,349 in future tax liabilities related to mining rights and a reduction of $2,145,532 in the valuation allowance for future tax liabilities that resulted from the issue of flow-through shares in 2005.

Total revenues were $30,448,437 during the six-month period ended June 30, 2007, an increase of $12,858,457 compared with the same period in 2006 due to the East Amphi property sale, an increase in gold sales at a higher average price per ounce, gains on the sale of public companies shares and a rise in interest income.

Total expenses were $21,486,129 for the six-month period ended June 30, 2007 compared with $19,603,446 for the same period in 2006 as a result of an increase in depreciation and depletion expenses of $2,466,638 and a decrease of 4% in the average cost of production per tonne processed.

The increase in the administrative expenses for the six-month period ended June 30, 2007 compared with the same period in 2006 is related primarily to a change of $145,020 in stock-based compensation, which rose from $137,476 in 2006 to $282,496 in 2007. Of the 250,000 options granted during the first half of 2007, 160,000 options represented renewals of options to directors and employees, and the balance of 90,000 options represented the granting of options to new employees or employees who have been promoted. The weighted-average fair value calculated according to the Black–Scholes model of evaluation at the date on which each option was granted was $1.01, compared with $1.87 for the first half of 2006.

Exploration and project evaluation expenses increased $561,175 during the first half of 2007 compared with the same period in 2006 for the exploration programs under way at the Beaufor and Valentine Lake properties and those that had been undertaken at the Francoeur, Wasamac and Camflo Northwest properties during the first six months of 2007.

05
AUGUST 2, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONS

Island Gold advanced exploration project 3

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Exploration expenses ($)	112,832	89,594	227,153	133,450

Investment in exploration and development ($)

Property, plant and equipment	207,467	514,018	382,358	554,303
Mill	55,599	253,374	132,375	253,374
Capitalized exploration and development costs	(494,638)[4]	5,444,754	668,799[5]	9,717,765

	(231,572)	6,212,146	1,183,532	10,525,442

Development metres	1,191	1,069	2,346	1,749

Metres of exploration drilling
Underground	3,517	6,577	6,992	11,757
Surface	-	5,021	-	6,704

During the second quarter of 2007, 44,261 tonnes of mineralized material were processed at the Island Gold mill, and a total of 7,927 ounces of gold were sold during the same period at an average price of US$644 per ounce. $5,766,008 in proceeds from the gold sales was applied against the development charges on the property, in accordance with applicable accounting standards, resulting a surplus of $231,572. During the second quarter of 2006, exploration and development investments of $6,212,146 million were made at the project.

During the six-month period ended June 30, 2007, 79,184 tonnes of mineralized material were processed, and a total of 15,829 ounces of gold were sold during the same period at an average price of US$653 per ounce, for proceeds of $11,681,215 which were applied against development charges on the property in accordance with applicable accounting standards. For the six-month period ended June 30, 2007, an investment of $1,183,532 net of gold sales was made, whereas an investment of $10,525,442 was made in the same period in 2006. During the first half of 2007, 6,992 metres of drilling was completed under a new exploration program being conducted in 2007 on the property in zones that have demonstrated strong potential in order to confirm the mineralization models and increase mineral resources. Furthermore, underground development was continued, with an additional 2,346 metres completed.

3 In the consolidated financial statements, Richmont Mines consolidated 100% of the Island Gold project, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). As Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

4 Net of $5,766,008 in revenues from gold sales from development activities.

5 Net of $11,681,215 in revenues from gold sales from development activities.

06
AUGUST 2, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

On April 30, 2007, the Company received a notice of acceptance of its closure plan from the Ministry of Northern Development and Mines of Ontario that allows for mining production at the Island Gold project. Drilling to prepare the stopes began, and the first stopes are expected to be ready for production in mid-August. The processing of mineralized material continues, and since it now has the reserves calculation, the Company anticipates making the decision about placing the Island Gold property into commercial production by September 1, 2007.

The reserve calculation results, that were completed by the independent firm Genivar, are available, and a technical report prepared according to the requirements of Regulation 43-101 was filed on SEDAR on May 25, 2007.  This calculation was completed for the Island, Lochalsh and Goudreau zones. Genivar assessed the proven and probable reserves at 1,013,854 tonnes of ore at an average diluted grade of 8.55 g/t, for a total of 278,711 ounces of gold at the Island Gold project, representing more than four years of production. In addition to the reserves, a total of 454,705 tonnes at an average grade of 10.26 g/t, or 149,972 ounces of gold, have been categorized as measured and indicated resources, while inferred resources have been evaluated at 610,728 tonnes at a grade of 9.96 g/t, or 195,549 ounces.

Beaufor Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Tonnes	39,874	40,057	69,574	85,440
Recovered grade (g/t)	9.83	5.36	8.41	5.56
Ounces sold	12,597	6,903	18,808	15,265
Cash cost of production per ounce (US$)	363	566	427	584

Investment in development ($)	237,074	767,716	237,074	1,172,439
Exploration expenses ($)	488,279	237,510	848,555	412,491

Deferred development metres	-	340	-	791

Metres of exploration drilling
Definition	1,614	5,781	2,166	13,484
Underground	6,648	3,934	12,190	6,723

During the second quarter of 2007, 39,874 tonnes of ore from the Beaufor Mine at an average recovered grade of 9.83 g/t were processed, and 12,597 ounces of gold were sold at an average price of US$642 per ounce. For the second quarter of 2006, 40,057 tonnes of ore at an average recovered grade of 5.36 g/t were processed, and 6,903 ounces of gold were sold at an average price of US$617 per ounce. The average grade improvement is primarily responsible for the reduction in the cash cost of production per ounce, which fell from US$566 during the second quarter of 2006 to US$363 for the same quarter of 2007.

07
AUGUST 2, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

During the six-month period ended June 30, 2007, 69,574 tonnes of ore at an average recovered grade of 8.41 g/t were processed, and 18,808 ounces of gold were sold at an average price of US$658 per ounce.  For the corresponding period in 2006, 85,440 tonnes of ore at an average recovered grade of 5.56 g/t were processed, and 15,265 ounces of gold were sold at an average price of US$593 per ounce.  The cash cost of production per ounce declined from US$584 during the first half of 2006 to US$427 during the first half of 2007 as a result of the rise in the average grade.

The adjustments made to Beaufor Mine operations during the fourth quarter of 2006 helped to improve the production results. The sectors mined since the beginning of 2007 are the best-known sectors, located near the Beaufor fault, and the results obtained are encouraging.

Exploration work continues, and the Company is attempting to probe structures to the south and north of the mine to discover new faults that may contain gold-bearing zones. In addition, drilling was also performed in order to define the extensions of the two primary zones of the deposit. Of the 20,000 metres of drilling planned for 2007 under the exploration program, 6,648 metres were completed during the second quarter of 2007, for a total of 12,190 metres since the beginning of the year. An amount of $1,500,000 has been allocated to this program, and an amount of $848,555 was spent on drilling work during the first half of 2007.

Following an examination of the headframe structure, which dates back to the early 1980s, of the Beaufor Mine, the Company initiated a project to replace the existing wooden structure in June 2007. As a result, operations were shut down on July 13, 2007 and are expected to restart in mid-August. The capital project is estimated to cost  approximately $850 thousand.

East Amphi Mine

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Tonnes	37,878	56,876	99,162	89,939
Grade recovered (g/t)	3.32	3.34	3.21	3.41
Ounces sold	4,043	6,100	10,235	9,846
Cash cost of production per ounce (US$)	431	483	450	496

Investment in development ($)	34,250	-	34,250	13,475
Exploration expenses ($)	1,650	4,594	18,259	43,230

During the three-month period ended June 30, 2007, 37,878 tonnes of ore at an average recovered grade of 3.32 g/t were processed, and 4,043 ounces of gold were sold at an average price of US$664 per ounce. For the same period in 2006, 56,876 tonnes of ore at an average recovered grade of 3.34 g/t were processed and yielded 6,100 ounces of gold, which were sold at an average price of US$607 per ounce. The cash cost of production decreased to US$431 per ounce in 2007 compared with US$483 per ounce in 2006 as a result of a reduction in development and stope  preparation costs resulting from the depletion of the reserves at the East Amphi Mine, which ceased production in June 2007.

During the six-month period ended June 30, 2007, 99,162 tonnes of ore at an average recovered grade of 3.21 g/t were processed, and 10,235 ounces of gold were sold at an average price of US$671 per ounce. For the period from February to June 2006, 89,939 tonnes of ore at an average recovered grade of 3.41 g/t were processed, yielding 9,846 ounces of gold, which were sold at an average price of US$590 per ounce. The last tonnes of ore were processed in July, and the ounces of gold produced will be sold during the third quarter of 2007.

On June 29, 2007, the Company concluded the sale of the East Amphi property and some surface buildings to Osisko Exploration Ltd.

08
AUGUST 2, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

Exploration

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

Exploration expenses
Francoeur/Wasamac properties	112,715	17,565	134,313	74,080
Valentine Lake property	224,707	2,726	238,396	25,398
Camflo Northwest property	34,900	743	110,877	3,453
Other properties	211	14,834	24,010	15,589
Project evaluation	80,302	155,142	220,140	300,579

Francoeur and Wasamac properties

During the second quarter of 2007, Richmont Mines completed several drilling projects. $134,313 was invested during the half-year period ended June 30, 2007 to complete the drilling program at the Francoeur and Wasamac properties.. The work completed on the Francoeur property consisted of three drill holes totalling 745 metres, while the work completed at the Wasamac property totalled 435 metres from two drill holes. The data are currently being analysed, and the results will be published when available.

Valentine Lake properties

During the first half of 2007, the Company launched a large exploration program at the Valentine Lake property in Newfoundland in order to define new resources and acquire a 70% interest in the property through a final commitment of approximately $1,000,000 in exploration to be made before October 31, 2007.  During the six-month period ended June 30, 2007, expenses of $238,396 were incurred.  A high-definition helicopter-borne spectrometric and magnetic VLF survey was performed during the month of June 2007 and defined numerous targets with high potential. Diamond drilling is set to start in the first week of August 2007.

Camflo Northwest properties

During the second quarter of 2007, drilling work totalling 1,366 metres was completed at the Camflo Northwest property enabling Richmont Mines to acquire an additional 30% interest in the Camflo Northwest property, for a total interest of 80%.

Other properties

To achieve its objective of enlarging its portfolio of mining properties, Richmont Mines allocated $220,140 to research and  evaluation of new projects during the first six months of 2007. A slightly higher amount was allocated during the same period in 2006.

09
AUGUST 2, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2007	2007	2006	2006	2006	2006	2005	2005
						(Amended)
KEY FINANCIAL DATA
(thousands of CAN$)

Revenues	20,117	10,331	10,408	8,127	9,505	8,085	4,100	3,052

Net earnings (loss)	8,812	326	2 477	(438)	474	680	(25,020)[1]	(1,390)

Cash flow from (used in) operations	4,780	4,003	430	115	934	950	(1,439)	(429)

Investment (disposal) in property, plant and equipment	(1,173)	1,439	5,647	8,098	7,184	4,753	5,681	10,692

KEY PER-SHARE DATA

Net earnings (net loss)
basic and diluted (CAN$)	0.36	0.01	0.11	(0.02)	0.02	0.03	(1.40)	(0.08)

OUNCES OF GOLD SOLD	16,640	12,403	9,102	10,653	13,003	12,108	6,362	4,931

KEY DATA PER
OUNCE OF GOLD (US$)

Selling price	647	682	613	608	613	570	475	438

Average cash cost	380	510	547	502	527	573	499	440
Depreciation and depletion	108	95	85	51	47	42	31	28

Total cost	488	605	632	553	574	615	530	468

1 Includes write-down of mining assets of $26,040,953

Summary of results for the last eight quarters

The quarterly variations seen in the revenues of the last eight quarters were directly related to gold sales, which followed the level of production, with the exception of the second quarter of 2007, in which the revenues included a gain from disposal of assets that was related to the sale of the East Amphi property. Net earnings or losses on a quarterly basis were affected by operating expenses which vary according to the price of raw materials and the price of energy, rises in wages, the recovered grade of the ore being processed, and by mining and income taxes paid out or refunded. For the third and fourth quarter of 2005, production for Richmont Mines was exclusively from the Beaufor Mine. Starting in the first quarter of 2006, additional contributions from the East Amphi Mine supplemented the production of the Beaufor Mine. Moreover, the notable appreciation of the average price of gold during these periods had the effect of increasing precious-metal revenues, even though the ounces of gold sold were similar for those quarters being compared.

LIQUIDITIES AND CAPITAL RESOURCES

As of June 30, 2007, the Company had working capital of $35,259,688, compared with $21,170,805 as of December 31, 2006 as a result of an increase in cash and cash equivalents generated by operating activities of $8,783,092 for the half-year period ended June 30, 2007, and the proceeds of $8,536,000 from the East Amphi property sale. Cash and cash equivalents totalled $26,173,032 as at June 30, 2007, including $2,000,000 held in escrow, compared with $16,125,624 as of December 31, 2006.

10
AUGUST 2, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

Patricia Mining Corp., the Company’s 45% partner in the Island Gold project, began to repay in April 2007, as scheduled, advances made by the Company with monthly payments of $125,000 and has contributed a portion of its share of the investments made in this property for a net amount of $135,000 during the first half of 2007. An amount of $765,000 remains unpaid as of June 30, 2007.

During the second quarter of 2007, the Company issued 2,000 common shares following the exercise of options for cash proceeds of $5,480, which brings the first half total  to 102,000 common shares issued following the exercise of options, for cash proceeds of $183,480.

The share buyback program, in effect since November 3, 2006, is motivated by the possibility that common shares may be undervalued by the market given the financial situation of Richmont Mines and its future outlook, and by the fact that their repurchase by the Company represents an appropriate use of the Company's funds. Richmont Mines bought back 83,300 common shares during the second quarter of 2007, for a total amount of $247,385. During the first half of 2007, Richmont Mines bought back 114,400 common shares for a total amount of $333,481. These shares were withdrawn immediately upon repurchase.

In May 2006, the Company received a net amount of $14,131,977 from a private placement. After three years of investment in order to develop its projects, Richmont Mines does not plan to make large investments during 2007 in the properties being mined or in advanced development. If necessary, any required investments will be funded from cash and cash equivalents on hand and from liquidities generated by operating activities.

SUBSEQUENT EVENT

Given that the operations at the Beaufor Mine were temporarily suspended on July 13, 2007 for a period of approximately one month in order to carry out rehabilitation work on the mine’s headframe, the Company will not have to reimburse any amount to the Québec Ministry of Natural Resources under the agreement signed in July 2001.

COMMITMENTS AND CONTINGENCY

The Company is subject to royalty payments on certain properties, should they enter commercial production.

RELATED PARTY TRANSACTIONS

The Company has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

During the first half of 2006 and 2007, the Company was not involved in any off-balance-sheet transactions.

11
AUGUST 2, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)
NEW ACCOUNTING POLICIES

As of January 1, 2007, the Company adopted the provisions of Sections 1530 and 3855 published by the Canadian Institute of Chartered Accountants (CICA), entitled “Comprehensive Income” and “Financial Instruments – Recognition and Measurement.” Comprehensive income (Section 1530) represents the change in the Company’s net assets from transactions from sources other than the Company’s shareholders and includes elements that ordinarily would not be included in the calculation of net earnings, such as unrealized gains or losses on investments available for sale. Financial Instruments – Recognition and Measurement (Section 3855) stipulates that all financial assets, except those that are classified as being held to maturity as well as derivative financial instruments, be reported at their fair value. Financial liabilities must be measured at their fair value when they are classified as being held – for – trading; otherwise, they must be reported at cost. The adoption of Sections 1530 and 3855 had the effect of adjusting the balance of cumulative comprehensive income as of January 1, 2007, by an amount of $323,436, namely, the cumulative unrealized gain on short-term investments available for sale as of that date. During the six-month period ended June 30, 2007, a gain of $223,586 was realized on the sale of short-term investments held on January 1, 2007, and an unrealized loss of $127,726 was recorded for investments available for sale as of June 30, 2007.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenues and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, property, plant and equipment, asset retirement obligations, option-based compensation and future mining and income taxes are estimates that management considers the most important, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated March 30, 2007, and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As of June 30, 2007 and 2006, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the half-year periods ended June 30, 2007, and June 30, 2006, no gain or loss related to derivative financial instruments or to gold hedging contracts was recorded in the financial statements.

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that important information about the Company is communicated to them by others within the Company, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with Canadian GAAP. No major change has been made to the internal controls over financial reporting during the quarter ended June 30, 2007.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated March 30, 2007, and available on SEDAR (www.sedar.com).

12
AUGUST 2, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)

Regulation 43-101

The calculation of the reserves and resources of the properties of Richmont Mines was performed by qualified persons as defined by Regulation 43-101 and was supervised by Mr. Jules Riopel, M.Sc., P. Geo., MBA, an employee of Richmont Mines and a qualified person under the terms of this standard. The calculation of the reserves of the Island Gold property, published on May 25, 2007, was performed by qualified persons as defined by Regulation 43-101 and was supervised by Ms. Nicole Rioux, Geo., of Genivar, a qualified person under the terms of this standard. The calculation of the reserves of the Beaufor Mine as at December 31, 2006, was performed by qualified persons as defined by Regulation 43-101 and was supervised by Mr. François Chabot, Geo., of Golder and Associates, a qualified person under the terms of this standard. A technical report was prepared for the East Amphi Mine by Jules Riopel in accordance with Regulation 43-101 as at December 31, 2005. In May 2006, Yves Rougerie, Geo., an independent consultant, issued a certificate confirming that the technical report was in compliance with Regulation 43-101.

Cautionary note to US investors concerning resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101, adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “measured,” “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves.” Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

Compliance with Canadian securities regulations

This quarterly report is intended to comply with the requirements of applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

US investors are urged to consult Form 20-F, File No. 0-28816, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

13
AUGUST 2, 2007	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)

(All dollar figures are in Canadian dollars, unless otherwise stated)
Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “hope,” “may” and similar expressions, as well as “will,” “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the section entitled “Risks and uncertainties,” which refers to the Company’s annual management’s discussion and analysis report dated March 30, 2007. You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian–United States exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors, such as uncertainties regarding government regulations, could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information and continued disclosure

This management’s discussion and analysis was prepared as at August 2, 2007. The Company regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (AIF) on SEDAR’s Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

14
AUGUST 2, 2007	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS Second Quarter ended June 30, 2007

CONSOLIDATED STATEMENTS OF INCOME

	(in Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

REVENUES
Precious metals	12,168,067	9,032,373	21,734,939	16,855,559
Gain on disposal of assets (note 3)	7,439,854	247,533	7,871,457	360,959
Other	509,018	225,408	842,041	373,462

	20,116,939	9,505,314	30,448,437	17,589,980

EXPENSES
Operating costs	6,951,299	7,742,988	14,016,034	15,567,105
Royalties	188,950	43,145	282,122	95,408
Administration	832,923	530,703	1,635,525	1,403,816
Exploration and project evaluation (note 4)	918,730	512,754	1,529,460	968,285
Accretion expense - asset retirement obligations	45 191	51,475	89,783	102,265
Depreciation and depletion	2,302,293	788,310	3,933,205	1,466,567

	11,239,386	9,669,375	21,486,129	19,603,446

EARNINGS (LOSS) BEFORE OTHER ITEMS	8,877,553	(164,061)	8,962,308	(2,013,466)

MINING AND INCOME TAXES (note 5)	(183,592)	(514,166)	(307,402)	(2,882,149)

	9,061,145	350,105	9,269,710	868,683

MINORITY INTEREST	249,634	(123,846)	132,196	(285,715)

NET EARNINGS	8,811,511	473,951	9,137,514	1,154,398

NET EARNINGS PER SHARE (note 6)
Basic and diluted	0.36	0.02	0.38	0.05

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	24,219,272	22,108,784	24,230,801	21,554,746

See accompanying notes to consolidated financial statements.

16
AUGUST 2, 2007	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT

	(in Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2007	2006	2007	2006
	$	$	$	$

COMPREHENSIVE INCOME	8,811,511	-	9,137,514	-
Net earnings

Comprehensive income, net of income taxes:
Unrealized loss on available-for-sale investments	(109,626)	-	(127,726)	-
Realized gains on available-for-sale investments	(33,436)	-	(223,586)	-

	(143,062)	-	(351,312)	-

Comprehensive income	8,668,449	-	8,786,202	-

DEFICIT

Balance, beginning of period	(10,922,179)	(13,729,320)	(11,241,080)	(14,409,767)

Net earnings	8,811,511	473,951	9,137,514	1,154,398

Redemption of shares	(35,803)	-	(42,905)	-

Balance, end of period	(2,146 471)	(13,255,369)	(2,146,471)	(13,255,369)

ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance, beginning of period	115,186	-	-	-

Cumulative unrealized gain on available-
for-sale investments as at January 1st, 2007 (note 1 c)	-		323,436	-

Other comprehensive income for the period	(143,062)	-	(351,312)	-

Balance, end of period	(27,876)	-	(27,876)	-

See accompanying notes to consolidated financial statements.

17
AUGUST 2, 2007	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS

	(in Canadian dollars)
	June 30,	December 31,
	2007	2006
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	24,173,032	16,125,624
Cash held in escrow (note 3)	2,000,000	-
Short-term investments (note 7)	6,493,985	756,564
Accounts receivable (note 8)	3,179,672	2,598,791
Mining and income taxes receivable	2,050,992	2,192,543
Inventories (note 9)	3,230,917	5,393,024

	41,128,598	27,066,546

ADVANCE TO A MINORITY PARTNER (note 8)	2,625,000	3,375,000

PROPERTY, PLANT AND EQUIPMENT (note 10)	44,333,967	48,001,460

FUTURE MINING AND INCOME TAXES	50,917	55,114

	88,138,482	78,498,120

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,868,910	5,853,099
Mining and income taxes payable	-	42,642

	5,868,910	5,895,741

ASSET RETIREMENT OBLIGATIONS	3,293,267	3,332,712

MINORITY INTERESTS	13,776,978	12,744,782

FUTURE MINING AND INCOME TAXES	1,266,926	1,834,617

	24,206,081	23,807,852

SHAREHOLDERS’ EQUITY

Capital stock (note 11)	61,307,644	61,340,630
Contributed surplus (note 12)	4,799,104	4,590,718
Deficit	(2,146,471)	(11,241,080)
Accumulated other comprehensive income	(27,876)	-

	63,932,401	54,690,268

	88,138,482	78,498,120

Commitment (note 14)
Contingency and subsequent event (note 15)

See accompanying notes to consolidated financial statements.

18
AUGUST 2, 2007	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW

	(in Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	8,811,511	473,951	9,137,514	1,154,398
Adjustments for:
Depreciation and depletion	2,302,293	788,310	3,933,205	1,466,567
Stock-based compensation	159,114	(92,283)	282,496	137,476
Accretion expense - asset retirement obligations	45,191	51,475	89,783	102,265
Loss (gain) on disposal of mining assets	(7,380,823)	(20,774)	(7,450,954)	24,454
Minority interests	249,634	(123,846)	132,196	(285,715)
Future mining and income taxes	(316,093)	(183,255)	(563,494)	(2,502,162)

	3,870,827	893,578	5,560,746	97,283

Net change in non-cash working capital items (note 13)	909,538	40,716	3,222,346	1,787,078

	4,780,365	934,294	8,783,092	1,884,361

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Disposal of mining assets	2,331,300	47,100	2,488,300	58,100
Development project - Island Gold	421,337	(5,456,886)	(1,554,839)	(9,384,524)
Property, plant and equipment - East Amphi Mine	(34,250)	-	(34,250)	(835,720)
Property, plant and equipment - Beaufor Mine	(81,125)	(767,716)	(81,125)	(1,172,439)
Other property, plant and equipment	164,199	(230,809)	86,231	(308,671)
Decrease in an advance to a minority partner	375,000	-	375,000	1,300,000
Trust account	(2,000,000)	-	(2,000,000)	-
Redemption of shares held by minority interests	-	-	-	(12,600)

	1,176,461	(6,408,311)	(720,683)	(10,355,854)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	5,480	15,524,129	183,480	15,524,129
Redemption of common shares	(247,385)	-	(333,481)	-
Contribution from a minority partner	-	-	135,000	-
Common share issue costs	-	(1,388,501)	-	(1,392,152)

	(241,905)	14,135,628	(15,001)	14,131,977

Net increase in cash and cash equivalents	5,714,921	8,661,611	8,047,408	5,660,484

Cash and cash equivalents, beginning of period	18,458,111	11,677,351	16,125,624	14,678,478

Cash and cash equivalents, end of period	24,173,032	20,338,962	24,173,032	20,338,962

See accompanying notes to consolidated financial statements.
19
AUGUST 2, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Three-month periods ended June 30, 2007 and 2006 (in Canadian dollars)

(Unaudited)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

These unaudited interim consolidated financial statements have been prepared by management. The external auditors have not examined these consolidated financial statements for the six-month period ended on June 30, 2007.

1.

Significant accounting policies

These consolidated financial statements reflect the accounts of the Company, its subsidiaries and its 55% interest in the Island Gold development project, held through an unincorporated joint venture. The Company’s interest in the Island Gold project is consolidated using the principles of AcG-15.

The accounting policies used and the application of these policies for the preparation of these interim consolidated financial statements are identical to those used in the preparation of the financial statements for the year ended December 31, 2006 except that the Company has adopted the following CICA guidelines effective January 1, 2007. These unaudited consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

a)

Financial Instruments

Financial Instruments – Recognition and Measurement (section 3855) requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.

The Company has classified its short-term investments as available-for-sale investments.

b)

Comprehensive Income

Comprehensive income (section 1530) is the change in the Company’s net assets that results from transactions from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments.

c)

Adjustment of the opening balance

The adoption of sections 1530 and 3855 as of January 1st, 2007 had the impact of adjusting the opening balance of the accumulated other comprehensive income by an amount of $323,436 to reflect the cumulative unrealized gains on available-for-sale investments at that date.

2.

Depletion of reserves and sale of the East Amphi property

As expected, the mining operation at the East Amphi Mine ceased at the end of June 2007, following the depletion of its reserves. The full closure of the mine should be completed by August 2007. In the third quarter of 2007, the Company will generate precious metal revenues from the milling of ore extracted until the end of June 2007 and will assume the closing cost for that period. As stated in an agreement signed on June 29, 2007 (see note 3 for details), the Company sold all its rights, mining concession, exploration and drilling data related to the East Amphi property to Osisko Exploration Ltd. (“Osisko”).

20
AUGUST 2, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2007 and 2006 (in Canadian dollars)

(Unaudited)

3.

Gain on disposal of mining assets

The gain on disposal of mining assets included the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

East Amphi property a)	7,488,877	-	7,488,877	-
Other mining equipment	(108,054)	20,774	(14,443)	(24,454)
Short-term investments	59,031	226,759	397,023	385,413

	7,439,854	247,533	7,871,457	360,959

a)

On June 29, 2007, the Company concluded the sale of its East Amphi property in Quebec (including some service buildings) in exchange for a cash payment of $2,450,000 and a total of 1,109,000 common shares of Osisko. The Company retained a net smelter return royalty of 2% on a specified portion of the East Amphi property and a similar royalty on future production of up to 300,000 ounces of gold on another portion of the property. An amount of $2,000,000 has been deposited in a trust account until full closure of the East Amphi Mine is completed by the Company. Under this agreement, the Company has agreed to pay any amount in excess of $300,000 that Osisko incurs for the rehabilitation work of the mine for a period of six months starting from the date of the mine’s definitive closure. Taking into account existing provisions, management of the Company estimates that, at this time, no additionnal expenses will be incurred to this effect.

The gain on disposal of the East Amphi property was calculated net of transaction costs and the book value of the sold assets.

4.

Exploration and project evaluation

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

Beaufor Mine	488,279	237,510	848,555	412,491
Island Gold property	112,832	89,594	227,153	115,688
Valentine Lake property	224,707	2,726	238,396	25,399
Francoeur/Wasamac property	112,715	17,565	134,313	74,080
Camflo Northwest property	34,900	743	110,877	3,453
Other properties	1,862	19,429	42,270	58,819
Project evaluation	80,302	155,142	220,140	300,579

	1,055,597	522,709	1,821,704	990,509

Exploration tax credits	(136,867)	(9,955)	(292,244)	(22,224)

	918,730	512,754	1,529,460	968,285

21
AUGUST 2, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2007 and 2006 (in Canadian dollars)

(Unaudited)

5.    Mining and income taxes

The income tax expense (recovery) consists of:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

Current	1,136,888	(330,911)	1,570,224	(379,987)
Future	(316,095)	(183,255)	(563,494)	(2,502,162)
Exploration tax credits from prior years	(1,004,385)	-	(1,314,132)	-

	(183,592)	(514,166)	(307,402)	(2,882,149)

6.      Net earnings per share

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
	$	$	$	$

Net earnings attributed to common shareholders ($)	8,811,511	473,951	9,137,514	1,154,398

Weighted average number of shares outstanding	24,219,272	22,108,784	24,230,801	21,554,746
Effect of dilutive share purchase options	(181,678)	(20,264)	(198,799)	(36,991)

Weighted average number of dilutive shares outstanding	24,037,594	22,088,520	24,032,002	21,517,755

Basic and diluted earnings per share ($)	0.36	0.02	0.38	0.05

7.

Short-term investments

	June 30, 2007
	Cost	Unrealized gains (loss)	Fair market value
	$	$	$

Shares of publicly-traded companies
1,109,000 Osisko Exploration Ltd. shares a)	6,086,000	-	6,086,000
Others	435,861	(27,876)	407,985

	6,521,861	(27,876)	6,493,985

a)

From the total shares received, 909,000 were sold on July 25, 2007 and the Company received a cash consideration of $5,000,000.

As of December 31, 2006, the short-term investments were carried at the lower of cost and market value (the market value was $1,080,000).

22
AUGUST 2, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2007 and 2006 (in Canadian dollars)

(Unaudited)

8.

Advance to a minority partner

The total advance to Patricia Mining Corp., the minority partner in the Island Gold project is $4,125,000 as of June 30, 2007, which includes an amount of $1,500,000 ($1,125,000 as of December 31, 2006) presented in accounts receivable as it is reimbursable within the next twelve months. The total advance bears interests at prime rate plus 3% and is to be reimbursed in 36 equal and consecutive monthly instalments, which started on April 1, 2007. This advance is secured by the 45% interest which the borrower has in the mining project jointly owned with the Company.

An amount of $765,000 included in accounts receivable, representing Patricia Mining Corp’s. share of the cash calls for March and April 2007, had not settled as of June 30, 2007.

9.

Inventories

	June 30,	December 31,
	2007	2006
	$	$
		(Audited)

Precious metals	721,015	1,462,274
Ore	1,209,059	2,592,939
Supplies	1,300,843	1,337,811

	3,230,917	5,393,024

10.

 Property, plant and equipment

	June 30, 2007			December 31, 2006
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$
				(Audited)

Mining properties	6,768,509	6,121,725	646,784	6,791,989	6,037,257	754,732
Development costs	9,870,158	6,969,579	2,900,579	10,164,195	5,169,314	4,994,881
Buildings	2,291,952	1,803,220	488,732	2,718,401	1,504,385	1,214,016
Equipment	6,870,123	4,447,673	2,422,450	7,860,444	3,602,965	4,257,479
Asset retirement costs	2,119,883	1,356,397	763,486	2,227,028	1,375,082	851,946

	27,920,625	20,698,594	7,222,031	29,762,057	17,689,003	12,073,054

Project under
development a)	37,111,936	-	37,111,936	35,928,406	-	35,928,406

Total	65,032,561	20,698,594	44,333,967	65,690,463	17,689,003	48,001,460

a)

Proceeds from gold sales from development activities of $11,681,215 were applied as a reduction of project under development at June 30, 2007 ($1,542,857 at December 31, 2006).

23
AUGUST 2, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2007 and 2006 (in Canadian dollars)

(Unaudited)

11.

Capital stock

Authorized: Unlimited number of common shares with no par value

	Three months ended		Six months ended
	June 30, 2007		June 30, 2007
	Number	Amount	Number	Amount
	of shares	$	of shares	$

Issued and paid: common shares

Balance, beginning of period	24,249,253	61,511,836	24,180,353	61,340,630
Issue of shares for cash
Exercise of stock options a)	2,000	7,390	102,000	257,590
Redemption of shares b)	(83,300)	(211,582)	(114,400)	(290,576)

Balance, end of period	24,167,953	61,307,644	24,167,953	61,307,644

a)

Issue of shares

During the six months ended on June 30, 2007, the Company issued 102,000 common shares following the exercise of stock options and received cash proceeds in the amount of $183,480. Contributed surplus was reduced by $74,110 which represents the fair value of the exercised stock options.

b)

Redemption of shares

In November 2006, the Company made a normal course issuer bid to purchase its outstanding common shares. The Company may purchase between November 3, 2006 and November 2, 2007, up to 1,200,000 common shares, representing approximately 5% of the Company’s 24,237,853 issued and outstanding common shares on October 31, 2006.

During the first six months ended June 30, 2007, the Company redeemed 114,400 common shares for $333,481 in cash. This transaction increased the deficit by $42,905.

c)

Stock Option Purchase Plan

A summary of the status of the Company’s Stock Option Purchase Plan as of June 30, 2007, and changes during the period then ended is presented below:

	Three months ended		Six months ended
	June 30, 2007		June 30, 2007
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $

Options outstanding, beginning of period	1,978,000	4.55	2,117,700	4.50
Granted	100,000	3.11	250,000	1.64
Exercised	(2,000)	2.74	(102,000)	1.80
Cancelled or expired	(28,000)	4.71	(217,700)	4.13

Options outstanding, end of period	2,048,000	4.48	2,048,000	4.48

Exercisable options, end of period	1,154,000	4.94	1,154,000	4.94

24
AUGUST 2, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2007 and 2006 (in Canadian dollars)

(Unaudited)

11.

Capital stock (continued)

c)

Stock Option Purchase Plan (continued)

The following table summarizes information about the Stock Option Purchase Plan at June 30, 2007:

	Options outstanding at June 30, 2007			Exercisable options at June 30, 2007
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options	Weighted average exercise price $

$2.74 to $3.11	500,000	4.5	2.87	100,000	2.87
$3.81 to $5.16	883,000	2.1	4.50	566,000	4.60
$5.30 to $6.60	665,000	2.6	5.65	488,000	5.76

	2,048,000	2.9	4.48	1,154,000	4.94

During the six-month period ended June 30, 2007, the Company granted 250,000 stock options (160,000 for the six months of 2006) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black & Scholes option pricing model is $1.01 ($1.87 in 2006). The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

June 30,

June 30,

2007

2006

Risk-free interest rate

3.9%

3.8%

Expected life

4 years

4 years

Expected volatility

37%

50%

Expected dividend yield

0.0%

0.0%

For the six-month period ended June 30, 2007, the stock-based compensation costs charged to earnings amounts to $282,496 ($137,476 in 2006). The contributed surplus was increased by the same amounts.

12.

Contributed surplus

	June 30, 2007	December 31, 2006
	$	$
		(Audited)

Balance, beginning of period	4,590,718	4,272,898

Stock-based compensation	282,496	393,267
Options exercised	(74,110)	(75,447)

Balance, end of period	4,799,104	4,590,718

25
AUGUST 2, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2007 and 2006 (in Canadian dollars)

(Unaudited)

13.

Consolidated statements of cash flow

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006

Change in non-cash working capital items

Short-term investments	(24,997)	208,599	320,703	361,114
Accounts receivable	(98,401)	(481,291)	559,119	(459,878)
Mining and income taxes receivable	184,400	(104,313)	141,551	(165,658)
Inventories	916,322	288,340	2,162,107	924,734
Accounts payable and accrued charges	(67,786)	149,381	81,508	1,146,766
Mining and income taxes payable	-	(20,000)	(42,642)	(20,000)

	909,538	40,716	3,222,346	1,787,078

Supplemental information
Paid during the period:
Mining and income taxes	(134,055)	(219,985)	(48,765)	(219,985)
Items not affecting cash and cash equivalents:
Advance to a minority partner presented as an increase to minority interest	-	2,385,000	-	4,095,000
Reclassification of an asset retirement obligation to accounts payable and accrued charges	129,228	-	129,228	-

Change in accounts payable and accrued charges related to development projects and other fixed assets	333,647	755,260	(194,925)	318,673

Following the disposal of mining assets, the Company received 1,109,000 shares of a publicly-traded company totalling $6,086,000 which is presented in short-term investments.

14.

Commitments

The Company is subject to pay royalties on the production of the Beaufor Mine and on other properties, if such other properties are brought into commercial production.

15.

Contingency and subsequent event

As per an agreement signed in July 2001 with the Quebec Ministry of Natural Resources, an amount of $900,000 is repayable on July 31, 2007, if the Beaufor Mine is in operation during the last twelve months preceding the repayment date and if the annual average daily price per ounce of gold on “AMFIX” at the London exchange is equal to or greater than US$325. The operations of the Beaufor Mine were temporarily stopped on July 13, 2007 for a period of about one month in order to perform rehabilitation work on the mine shaft. No reimbursement should be made according to the July 2001 agreement.

16.

Comparative figures

Certain comparative figures provided for the period ended June 30, 2006 have been reclassified to conform with the presentation adopted for the period ended June 30, 2007.

17.

Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

26
AUGUST 2, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2007 and 2006 (in Canadian dollars)

(Unaudited)

17.

  Segmented information (continued)

	Three-months ended June 30, 2007
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	19,579,333	16,674	520,932	20,116,939

Mine operating costs and others	7,236,957	9,935	771,471	8,018,363
Exploration and project evaluation	403,709	112,833	402,188	918,730
Depreciation and depletion	2,260,482	-	41,811	2,302,293

Earnings (loss) before other items	9,678,185	(106,094)	(694,538)	8,877,553

Disposal of property, plant and equipment	(941,419)	(231,572)	-	(1,172,991)

June 30, 2007
Current assets	6,641,419	2,135,422	32,351,757	41,128,598
Advance to a minority partner	-	-	2,625,000	2,625,000
Property, plant and equipment	5,644,159	37,880,804	809,004	44,333,967
Future mining and income taxes	50,917	-	-	50 917

Total assets	12,336,495	40,016,226	35,785,761	88,138,482

	Three-months ended June 30, 2006
			Exploration,
			corporate
	Quebec	Ontario	an others	Total
	$	$	$	$

Revenues	9,062,620	12,976	429,718	9,505,314

Mine operating costs and others	7,887,160	9,237	471,914	8,368,311
Exploration and project evaluation	239,496	100,748	172,510	512,754
Depreciation and depletion	766,895	-	21,415	788,310

Earning (loss) before other items	169,069	(97,009)	(236,121)	(164,061)

Acquisition of property, plant and equipment	804,639	6,212,146	167,560	7,184,345

December 31, 2006 (audited)
Currents assets	6,633,097	2,057,585	18,375,864	27,066,546
Advance to minority partner	-	-	3,375,000	3,375,000
Property, plant and equipment	10,559,837	36,697,272	744,351	48,001,460
Future mining and income taxes	55,114	-	-	55,114

Total assets	17,248,048	38,754,857	22,495,215	78,498,120

27
AUGUST 2, 2007	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Three-month periods ended June 30, 2007 and 2006 (in Canadian dollars)

(Unaudited)

17.

  Segmented information (continued)

	Six-months ended June 30, 2007
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	29,266,723	35,833	1,145,881	30,448,437

Mine operating costs and others	14,481,889	19,739	1,521,836	16,023,464
Exploration and project evaluation	745,334	227,473	556,653	1,529,460
Depreciation and depletion	3,854,854	-	78,351	3,933,205

Earnings (loss) before other items	10,184,646	(211,379)	(1,010,959)	8,962,308

Acquisition (disposal) of property, plant and equipment	(957,472)	1,183,532	39,652	265,712

June 30, 2007
Current assets	6,641,419	2,135,422	32,351,757	41,128,598
Advance to a minority partner	-	-	2,625,000	2,625,000
Property, plant and equipment	5,644,159	37,880,804	809,004	44,333,967
Future mining and income taxes	50,917	-	-	50,917

Total assets	12,336,495	40,016,226	35,785,761	88,138,482

	Six-months ended June 30, 2006
			Exploration,
			corporate
	Quebec	Ontario	an others	Total
	$	$	$	$

Revenues	16,900,707	24,346	664,927	17,589,980

Mine operating costs and others	15,857,108	18,352	1,293,134	17,168,594
Exploration and project evaluation	428,242	127,036	413,007	968,285
Depreciation and depletion	1,422,230	-	44,337	1,466,567

Loss before other items	(806,873)	(121,042)	(1,085,551)	(2,013,466)

Acquisition of property, plant and equipment	1,258,652	10,525,442	153,379	11,937,473

December 31, 2006 (audited)
Currents assets	6,633,097	2,057,585	18,375,864	27,066,546
Advance to minority partner	-	-	3,375,000	3,375,000
Property, plant and equipment	10,559,837	36,697,272	744,351	48,001,460
Future mining and income taxes	55,114	-	-	55,114

Total assets	17,248,048	38,754,857	22,495,215	78,498,120

28
AUGUST 2, 2007	RICHMONT MINES INC.